Exhibit 12.1

United Therapeutics Corporation
Ratio of Earnings to Fixed Charges
(Unaudited)

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands, except ratio)
Earnings (losses) from continuing operations before fixed charges	$28,982	$42,893	$13,209	$(11,526)	$(18,003)
Fixed charges
Interest expenses, net of capitalized interest	$482	$29	$3	$112	$117
Capitalized interest	—	—	—	—	—
Portion of rentals representative of interest factor	1,172	—	—	—	—
Total fixed charges	1,654	29	3	112	117
Ratio of earnings to fixed charges	17.52	1,479.07	4,403.00	—	—
Excess fixed charges over earnings	$—	$—	—	$11,638	$18,120

NOTE:  The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and related Notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations in United Therapeutics Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006.